================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             REPORT ON FORM 6-K DATED FOR THE MONTH OF AUGUST, 2006

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  August 16, 2006
                                        By:     /s/ Mira waterman
                                                ------------------------------
                                                Mira waterman
                                                Executive Assistant to the CEO

FOR FURTHER INFORMATION CONTACT

Investor Relations Contacts:
Jeffrey Goldberger / Marybeth Csaby            Roni Gavrielov / Asaf Porat
KCSA Worldwide                                 KM / KCSA Investor Relations
212-896-1249 / 212-896-1236                    +972-3-516-7620
jgoldberger@kcsa.com / mcsaby@kcsa.com         roni@km-ir.co.il/asaf@km-ir.co.il

                       SHAMIR OPTICAL INDUSTRY LTD REPORTS
                           SECOND QUARTER 2006 RESULTS

                    SECOND QUARTER REVENUES OF $24.7 MILLION

              NET INCOME OF $1.7 MILLION OR $0.10 PER DILUTED SHARE

     NON-GAAP ADJUSTED NET INCOME OF $2.1 MILLION OR $0.13 PER DILUTED SHARE

KIBBUTZ SHAMIR, ISRAEL, AUGUST 16TH, 2006 - Shamir Optical Industry Ltd (Nasdaq:
SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced its financial results for the second quarter ended June 30, 2006.

For the second quarter of 2006, revenues were $24.7 million, an increase of 22.1% compared to revenues of $20.2 million for the second quarter of 2005. Gross profit for the quarter was $13.7 million, or 55.6% of revenues, an increase of 22.9% from gross profit of $11.2 million, or 55.2% of revenues, in the same period last year.

Operating income was $2.0 million, or 8.2% of revenues, for the second quarter of 2006, compared to $3.1 million, or 15.5% of revenues, in the same period last year. The combined efforts to solidify Shamir's new operations in Turkey and France resulted in a decrease in operating income of approximately $1.4 million in the quarter.

Net income for the quarter was $1.7 million or $0.10 per diluted share compared to net income of $2.1 million for the comparable period in 2005.

Excluding the effects of non-cash stock-based compensation expenses, for the second quarter of 2006, operating income was $2.4 million, or 9.9% of revenues, compared to $3.4 million in the same period last year.

Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.1 million, compared to $2.3 million for the comparable period in 2005. The reconciliation of GAAP net income to adjusted net income is set forth below in this release.

Commenting on the results, Giora Ben-Zeev, Chief Executive Officer of Shamir Optical said, "In the second quarter, we increased worldwide penetration of Shamir progressive lenses. We achieved most of our revenue objectives, and we continued to execute well on our strategy."

"Shamir Insight Inc., our subsidiary in the United States, experienced significant revenue growth compared to the same period in 2005, and Altra, our European subsidiary, experienced revenue growth according to plan. We continued with our ramp-up activities in Turkey, and we are starting to achieve limited revenue contributions from Altra France. Activities at our South African subsidiary are proceeding according to plan. We have commenced our marketing activities in Israel and the new lab in Israel is in its running-in period and we believe will be operative in the fourth quarter."

"In the second quarter, our main lab in Portugal experienced some manufacturing difficulties as a result of the increased demand for our finished lenses. We have taken steps to support this increased activity."

"Also during the quarter, we started the process of acquiring a 26% interest in a laboratory in Mexico with the option to purchase up to a 51% interest. This acquisition will strengthen Shamir's global presence in a rapidly growing region of the world. This acquisition is expected to close during the third quarter."

Mr. Ben-Zeev concluded, "Throughout the remainder of the year we intend to continue implementing our strategy of establishing the foundation necessary to achieve our long-term growth objectives for Shamir. "

"The ongoing crisis in the region, and in northern Israel in particular, is having a negative effect on business operations in Israel mainly in the northern part of Israel where Kibbutz Shamir is located. Most of our operations are outside Israel and until now, we have been able to support our operation without delays. While we still believe our results for 2006 will be at or near the level we projected, we cannot currently estimate the full impact of the conflict on our results."

CONFERENCE CALL:

Shamir Optical has scheduled a conference call for 9 a.m. EDT today, August 16th, to discuss the first quarter results. To participate in the call, please dial 888-802-8571 (U.S. and Canada), or 973-582-2794 (International). The ID code for the conference call is 7718165. For those unable to participate there will be a replay available from 12:00 p.m. EDT on August 16, 2006 through 11:59 p.m. EDT, August 23, 2006. To listen to the replay, please call: 877-519-4471 (U.S. and Canada), 973-341-3080 (International). The ID code for the replay is 7718165.

The call will be available as a live, listen-only webcast at http://www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

ABOUT NON - GAAP FINANCIAL MEASURES

This press release includes financial measures defined as non-GAAP financial measures by the Securities and Exchange Commission: adjusted operating income and adjusted net income. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir Optical Industry Ltd believes that adjusted operating income and adjusted net income provides meaningful supplemental information that these numbers exlude the non-cash , one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company, and the effect of non-cash stock-based compensation expenses.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the length and extent of the current conflict in Northern Israel; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                            As of December 31,     As of June 30,
                                                                ---------            --------
                                                                  2005                 2006
                                                                ---------            --------
                                                                                    (Unaudited)
Cash and cash equivalents                                       $  27,502            $ 22,639
Short-term investment                                              14,474              14,544
Trade receivables (1)                                              17,230              24,207
Other receivables and prepaid expenses                              3,648               4,428
Inventory                                                          19,735              28,477
                                                                ---------            --------
  TOTAL CURRENT ASSETS                                             82,589              94,295

LONG-TERM INVESTMENTS:
Severance pay fund                                                  2,032               2,298
Long-term loan to a related party                                     311                 474
Investments in affiliates                                             679                 755
                                                                ---------            --------
  TOTAL LONG-TERM INVESTMENTS                                       3,022               3,527
PROPERTY, PLANT AND EQUIPMENT, NET                                 19,903              26,221
OTHER ASSETS                                                        4,402               5,768
GOODWILL                                                            6,745               6,753
                                                                ---------            --------
  TOTAL ASSETS                                                  $ 116,661            $136,564
                                                                =========            ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                $   8,403            $  8,191
Current maturities of long-term loans                               2,447               3,305
Trade payables                                                      8,072              12,188
Accrued expenses and other liabilities                              8,996              11,711
                                                                ---------            --------
  TOTAL CURRENT LIABILITIES                                        27,918              35,395

LONG-TERM LIABILITIES:
Long-term loans                                                    10,637              18,691
Accrued severance pay                                               2,256               2,619
Deferred income taxes                                                 886               1,073
                                                                ---------            --------
  TOTAL LONG-TERM LIABILITIES                                      13,779              22,383

MINORITY INTERESTS                                                  3,576               2,687
                                                                ---------            --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
  Authorized: 100,000,000 shares at December 31, 2005 and
June 30, 2006; Issued and outstanding: 16,256,514 shares
at December 31, 2005 and June 30, 2006                                 37                  37
Additional paid-in capital                                         65,055              64,885
Deferred stock compensation                                          (882)                  -
Accumulated other comprehensive income                                429                 682
Retained earnings                                                   6,749              10,495
                                                                ---------            --------
  TOTAL SHAREHOLDERS' EQUITY                                       71,338              76,099
                                                                ---------            --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $ 116,661            $136,564
                                                                =========            ========

(1) Net of allowance for doubtful accounts of $ 474 and $ 686 as of December 31, 2005 and June 30, 2006, respectively.

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)


                                                  Three Months Ended June 30,      Six Months Ended June 30,
                                                   ------------------------        ------------------------
                                                     2005            2006            2005            2006
                                                   --------        --------        --------        --------
                                                 (Unaudited)      (Unaudited)     (Unaudited)     (Unaudited)
Revenues, net                                      $ 20,197        $ 24,661        $ 40,851        $ 47,773
Cost of revenues                                      9,046          10,953          18,759          20,780
                                                   --------        --------        --------        --------
Gross profit                                         11,151          13,708          22,092          26,993

Operating Expenses:
     Research and development costs                     412             600             846           1,141
     Selling and marketing expenses                   6,054           8,521          11,193          16,293
     General and administrative expenses              1,550           2,570           3,163           5,147
                                                   --------        --------        --------        --------
Total operating expenses                              8,016          11,691          15,202          22,581
                                                   --------        --------        --------        --------
Operating income                                      3,135           2,017           6,890           4,412

Financial expenses (income) and other, net              (40)            268             (94)            277
                                                   --------        --------        --------        --------
Income before taxes on income                         3,175           1,749           6,984           4,135
Taxes on income                                         951             668           2,612           1,653
                                                   --------        --------        --------        --------
Income after taxes on income                          2,224           1,081           4,372           2,482

Equity in losses of affiliates, net                       -              67               -              79
Minority interest in earnings (losses) of
    subsidiaries                                         82            (658)            350          (1,343)
                                                   --------        --------        --------        --------
Net income                                         $  2,142        $  1,672        $  4,022        $  3,746
                                                   ========        ========        ========        ========


Non-GAAP adjustment:
     Non-cash tax expenses related to change
     of tax status                                        -               -            (414)              -
     Stock based compensation, net                     (188)           (419)           (260)           (712)
                                                   --------        --------        --------        --------
Non-GAAP net income                                $  2,330        $  2,091        $  4,696        $  4,458
                                                   ========        ========        ========        ========

Net earnings per share:
     Basic                                         $   0.13        $   0.10        $   0.27        $   0.23
                                                   ========        ========        ========        ========
     Diluted                                       $   0.13        $   0.10        $   0.26        $   0.23
                                                   ========        ========        ========        ========

Non-GAAP net earnings per share :
     Basic                                         $   0.14        $   0.13        $   0.32        $   0.27
                                                   ========        ========        ========        ========
     Diluted                                       $   0.14        $   0.13        $   0.31        $   0.27
                                                   ========        ========        ========        ========

Number of shares:
     Basic                                           16,111          16,257          14,702          16,257
     Dilutive                                        16,675          16,549          15,204          16,552